NOVART DIGITAL INC.

INVESTOR PRESENTATION



06.14.2021

novartdigital

FORWARD LOOKING STATEMENT

This filing pursuant to Rule 425 under the Securities Act Securities Act of 1933, as amended (the "Securities Act") includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Novart Digital Inc. actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

novartdigital

OVERVIEW

Novart is USA based mobile game developer & publisher with an experienced development team in Turkey. Turkey is becoming a major hub for casual game development attracting investors and companies like Zynga.

Our mission is to develop artificial intelligence and machine learning enabled gaming and non-gaming mobile applications with particular focus on predictive apps.

Our initial focus is to turbo charge our existing fortune telling apps and introduce them in different languages starting with an Arabic version.

Our predictive apps include soon to be launched soccer game prediction and horse race betting.

We have a low cost strategy to publish multiple gaming apps on a monthly basis





MARKET OPPORTUNITY

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GLOBAL MARKET

According to the Global Games Market Report, the world's 2.7 billion gamers will spend $159.3 Billion on games in 2020 and the market will surpass $200 billion by 2023. Consumers will spend 670 billion hours playing games on their mobile phones and 33% of all downloads were mobile games.

TURKEY

According to gaming and esports agency Gaming in Turkey, a total of $853 million was spent on the Turkish gaming market in 2018, up from some $810 million the previous year. Turkey had more than 30 million gamers, an average of $2.3 million a day was spent on games last year. Given these figures announced for 2018, Turkey has remained 18th in the world gaming market, while it is the top gaming market in the Middle East region, followed by Saudi Arabia at $800 million and Iran at $600 million.

MIDDLE EAST NORTH AFRICA

The mobile gaming industry in the Middle East is growing at a rate of 25% each year. Middle East is home to the most active gaming community globally, according to Newzoo. The fastest growing online gaming population in the world is in the Middle East, with a growth rate of 25% compared to Latin America (13.9%), Asia-Pacific (9.2%), North America (4%) and Western Europe (4.8%). The Middle East gaming market is set to triple in size to $4.4 billion by 2022. In 2016, gaming revenues in the GCC alone stood at $1.05 billion.



novartdigital

COMPANY OVERVIEW
LET'S DIVE IN

novartdigital

OUR CORE STRENGTHS



AI & Machine learning



Extensive content development
experience



A.I. based customer relationship
management



novartdigital

Our recommendation engine is a Machine Learning (ML) engine that uses collaborative and content-based filtering. It uses content-based filtering which collects data from user interactions and then predicts the user's subsequent action. After measuring the impact of initial predictions, the engine starts to use collaborative filtering. We use both steps to accurately predict user behavior.

We have the ability to introduce a vibrant and engaging mobile game community that attracts and retains gamers, but also serves as a powerful distribution, testing and evaluation platform for game developers, which further enables us to monetize our user base.

We develop, publish and operate games and generate game operating revenue.



OUR APPROACH ON MACHINE LEARNING

We utilize Machine Learning / Deep Learning engines (like TensorFlow from Google) to develop our models. Our Machine Learning approach currently has three parts:

1- Image Recognition Model: We use image recognition in our fortune-telling apps to determine if the captured image is a coffee cup or not. The model is based on 20 million-plus images of coffee cup images. We've achieved 99.8% accuracy with our model.

2- Recommendation Model: We're improving our approach to providing better fortune-telling content for our users by using Natural Language Processing (NLP) techniques. We're also planning to utilize recommendation models to create personal environments in our games. There are plenty of applications for recommendation models in gaming.

3- Usage Data Analysis: We analyze anonymous user behavior data to generate marketing and retargeting strategies via Machine Learning. Data is guiding us for our future updates and new apps/games behind the scenes.

novartdigital

SUMMARY

Novart Digital Inc. currently owns three mobile apps with two ready for launch and five under development. Our portfolio of mobile apps includes



- **Efsun** (old version): 1.1M downloads / 93.3k Users / 39.9k MAU
- **Füsun**: 363.5k downloads / 103.8k Users / 8.8k MAU
- **Fal Zamanı**: 189.5k downloads / 43.6k Users / 1.6k MAU
- **TZ Tahmin:** Release date- March 1, 2021 1k downloads / 700 Users /200 MAU
- **Helponn**: Release date-August, 2021









We currently have 1,725,000 downloads, 236,800 users and 50,900 monthly active users (MAU). The numbers have been achieved with zero spending on sales and marketing.



Tekrar Hoşgeldin
Hüseyin.
30 kredin ve 1 fal hakkın var.
Dilersen hemen fallara başlayabiliriz.
Kahve Falı Baktır
Tarot Falı Baktır
ya da istersen buradan devam edebilirsin.
Melek Kartları
helponn
Text
Text
Sign In
or Sign In with Faceb
Sign Up
Fal Zamanı!
5
5
Reklam izle, 20 Kredi Kazan!
Hemen İzle
Kaliteli Fallar için Doğru Yerdesin!
Şimdi Fal Zamanı!
Falcılarımız uzun ve kaliteli fallar bakar. Sen de hemen falını gönder, sana da baksınlar!
Aşağıdaki düğmeye tıkla; Falın Başlasın!
Hemen Fal Baktır!
TZ TAHMİN
Kullanıcı Adı:
Hüseyin
Şifre:
Giriş Yap
Şifremi unuttum
Kayıt ol

ACCURACY RATES

TZ Tahmin:

TZ Tahmin gives AI based predictions daily with %66 correct accuracy and it's improving.

Horse betting app:

Our models use a unique approach in horse race betting. We focus on horse racing in Turkey for the first step. Our current prediction accuracy is 73% and improving.



TZ TAHMIN- SOCCER GAME PREDICTION APP

Tahmin targets the soccer betting market not as a betting app but a tool that provides predictions about a game or a set of games starting with the Turkish Soccer League. We intend to launch a version targeting the European soccer fans.

The app uses a unique crowdsourcing model that predicts outcomes better than normal spread based betting models.

The app allows a user to buy credits, who gets the credit back, if the result of a game or a group of games is goes against the prediction(s).

It comes with 3 options:

      Freemium

      Premium

      Subscription





novartdigital

HELPONN

Helponn is a social platform part of Novart Digital Inc. that connects people in need, individuals, companies, non-profits and groups together. With Helponn you can create social helping tasks, discover people in need around you and help them.

Helponn addresses 2 major issues:

- Eliminates the issue of trust and transparency issue in Turkey & MENA region
- No crowd funding donor app in Turkey
- Gamified point system for individuals and entities



helponn

SHARE
+1
EARN
1
AID TASK
HELP OTHERTS AND BECOME ANGEL
2
FUND TASK
ANGELS CREATE TASKS
individuals
groups
charities
companies
HELP OTHERS ▶ BECOME ANGEL ▶ CREATE TASK ▶ SHARE

NON-PROFIT ORGANIZATION

Individuals can create non-profit organization profiles after signing up with Helponn. Non-profit profiles can have many admins to control the page and accept new tasks coming from their members. Non-profits can reach millions and show their social responsibility by using Helponn.

Helponn will partner with organizations like SosyalBen Foundation that has over 600 volunteers in 11 countries around the world and 73 provinces in Turkey to discover and develop the abilities of over 35,000 children.

COMPANIES

Individuals can create company profiles after signing up with Helponn. Companies can also discover other tasks and help projects that match their corporate social responsibility (CSR) mandates and provide public relations visibility. Large companies like Carrefour, Sabanci Group, Eczacibasi, Ulker, Anadolu Group have expressed interest in partnering with Helponn.

TASKS

Our main goal is social change. Tasks are the projects for helping others. Only angels can create tasks on helponn. All tasks are shown on list and map view. Angels are requested to upload pictures/videos to prove they completed the tasks. Additionally, anyone can check the veracity of the tasks anytime.

Angels can create 2 kinds of tasks: Aid Task and Funding Task





GROWTH STRATEGY

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novartdigital

INCREASING FORTUNE TELLING APPS' USER BASE IN TURKEY

Fortune telling market is a very attractive segment in general but due to the current economic conditions around the globe. We have not spend any money on sales and marketing. Our target demographics are as follows:

Young adults and housewives between the ages of 18-54 who are frequent shoppers, into TV shows, and have at least one smartphone in the family. This persona is present.

Current Most Active Users' Demographics

- 80.6% Female, 19.4% Male

- 63.2% Android, 36.8% iOS

- 18-44 years in age

- Frequent Shoppers

- Media & Entertainment Fans



EXPANDING FORTUNE TELLING APPS TO UAE AND SAUDI ARABIA

The predictive readings from hot drinks originated from the ancient Chinese art of reading tea leaves. The centuries-old practice was later adapted to coffee grounds by the Arabs, who discovered the brown beans around 600 AD. Sipping coffee often turns into a cup-reading session for Arab women, where the future's predicted from sediments left in the cup. Believed to have started with the Turks' famous sludgy brew, once the drink is drunk, the cup is flipped, and resultant grinds patterns read.

UAE and KSA have ~97% Smartphone Penetration. According to Deloitte, 39% of gamers in KSA and UAE reported never having made an in-app purchase. But these users are in effect subsidized by the large spenders, the 8% spending over $27 per month. 51% of mobile phone users play various games while relaxing at home. Both of these countries have the same cultural background as Turkey; have well-established offline fortune-telling culture and go-to-market strategy can be easily duplicated.



When do you tend to play games on your mobile phone?

17% Play games when they wake up/ before the start of the day.

23% Play while commuting

35% Play around bedtime

20% Play while at school/ university/ work

51% Play while relaxing at home

18% During meal times at home

23% Play while watching TV

17% Play when eating out

19% lay when spending time with friends/ family

Source: KSA edition, Deloitte Global Mobile Consumer Survey, May - Jun 2019
Base: All Who Own Or Has Access To A Smartphone And Play Games On Their Phone: KSA (807), UAE (798)

novartdigital

EXPANDING WITH NEW APPS & GAMES

We are about to release a new Soccer Betting App. It provides daily predictions of soccer matches worldwide for Turkish users. The app will allow users to purchase a single prediction or a premium subscription for multiple games. The subsequent releases will be targeting the EU market.

We expect to release our Helponn app by the end of March 2021 and Horse race betting app during the summer.

Following the close of funding, we will aggressively launch our mobile gaming strategy with the intent to publish multiple games on a regular basis.

novartdigital

MONETIZATION STRATEGY

Our apps are free to download. We use rewarded ads and in-app purchases as our main monetization strategy. Users watch videos to earn credits. In our fortune telling app, users buy credits and "coffee cups". They can use either one for fortune telling. We also use interstitial ads for additional revenue. Users see interstitial ads inside the telling detail screens.

Our Horse Racing and Soccer Betting apps will have subscriptions, in-app purchases, and rewarded ads altogether. Users can subscribe to the VIP predictions. They can buy premium predictions and they can see freemium predictions after watching a rewarded ad. We also provide some matches for free every day for giving something upfront. Users can see how our predictions for the last day worked and that'll create more engagement.

RETENTION STRATEGY

We use personalized daily notifications to drive retention. We also use rewarded ads to our advantage to increase engagement. We intend to elicit a "rush hour" effect and raises the level of user engagement. These rush hour campaigns drive more revenue and retention. It drives revenue because more people want to watch ads in those hours, and this generates more ad revenue. It drives retention because it has a "fear of missing out" (FOMO) effect for inactive users as well as active ones.

CONTENT STRATEGY

The main apps on our main target market are already launched. UAE and Saudi Arabia launch will mainly be made with social media shoutouts from local influencers. We work with Turkish-to-Arabic translators to translate our apps and content.

This way we can make sure which ones can use the language to drive engagement to the content. Because our content is our strong side, we will make sure it reflects what we have in Turkish, in Arabic.

novartdigital

MANAGEMENT



Mehmet Enes KUTLUCA

Co-Founder

Mehmet Enes Kutluca is a serial entrepreneur focused on innovative technologies. He has been involved in the development of the Novart apps with focuses on software delivery platforms designed to delivery scalable mobile applications.



Ulaş Can CENGİZ

Co-Founder

Ulas is a serial entrepreneur specializing in a wide variety of web, mobile app and game projects. With a strong passion for design and development workflows. He has strong skills in software development and leading great teams to scale from startup stage. He is also a passionate reader, learner, designer and coder. He recently worked as the head of operations at Buck.ai which I co-founded in early 2017.



David PARKER

CMO

David Parker is a Marketing & Research Consultant and business solution architect. Dave has extensive marketing, social media, business, sales, technical, logistic and security experience dating back to the late 70s and has worked throughout the United States, Europe and South America.

Parker has spent many years doing all the above while successfully managing sales, product research, product and service quality, data analysis and traditional marketing studies and marketing/social media programs for very fast-paced companies.



Max KHAN

CEO

Max has 25 years of private equity, venture capital and public company experience. He founded Alliance Global Finance in 1992 and firms core focus was on providing advisory services to companies across a broad spectrum of industries. He also has extensive experience in running private and public companies. Max received his BA in Accounting and Economics from the City University of New York, and MBA from Pace University, also in New York.

FINANCING
& USE OF PROCEEDS

CAPITALIZATION, PROPOSED FINANCING & USE OF PROCEEDS

SHAREHOLDER GROUP	Initial Ownership		Round #1 -02/2021		Round #2 - 04/2021	
	Shares or Options	Percent Owned	Shares or Options	Percent Owned	Shares or Options	Percent Owned
FOUNDERS						
Founders	40,000,000	100.00%	40,000,000	82.47%	40,000,000	68.38%
OPTION POOL						
Reserved employee option pool	-	0.00%	1,000,000	2.06%	1,000,000	1.71%
Reserved employee option pool total	-	0.00%	1,000,000	2.06%	1,000,000	1.71%
Round #1 financing		0.00%	7,500,000	15.46%	7,500,000	12.82%
Round #2 financing @ $0.10/Share		0.00%		0.00%	*10,000,000*	*17.09%*
Round #3 financing		0.00%		0.00%		0.00%
Round #4 financing		0.00%		0.00%		0.00%
Warrants #1 @$0.20/share		0.00%	1,500,000	3.09%	1,500,000	2.56%
	40,000,000	100.00%	48,500,000	100.00%	58,500,000	100.00%

Novart Digital Inc. will sell 10,000,000 common shares at $0.10 per shares for gross proceeds of $1,000,000. This represents circa 17.09% of the total common shares outstanding on a fully diluted basis and a post capital raise valuation of US$5,850,000.

Immediately after the financing closes that Company will file an S-1 registration statement to register the common stock and seek listing on OTC market

Use of Proceeds	Amount Each	Percentage Each
Offering Expense	$ 55,000	5.50%
Digital & Influencer Marketing	$ 550,000	55.00%
App Development	$ 200,000	20.00%
SG&A		
Rent	$12,000	1.20%
Insurance	$10,000	1.00%
Utility	$3,000	0.30%
Audit/Accounting	$25,000	2.50%
Salaries	$145,000	14.50%
TOTAL	$1,000,000	100.00%

DOWNLOAD FORECAST

To-date the Company has not spent any capital on marketing and intends to use a bulk
of the proceeds towards sales and marketing.



		FY 1	FY 2	FY 3
TZTahmin				
	Downloads	692,737	839,819	910,758
	Active Users	**101,671**	**159,925**	**189,934**
Efsun (new)*				
	Downloads	694,323	839,819	910,758
	Active Users	**245,253**	**420,364**	**510,466**
Helponn**		**68,759**	**556,118**	**945,401**
Total Active Users		**415,683**	**1,136,407**	**1,645,801**

* Forecast based on $1 million funding

*released on Jan 30, 2021

** release on August 15, 2021



THANK YOU FOR YOUR TIME AND CONSIDERATION



Berkshire International Finance, Inc.

John Figliolini

john@berkshire-inc.com

416-705-9103

www.Berkshire-inc.com